Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (Dollars in millions)

		Six months ended June 30,
		2007	2006
Earnings from continuing operations before income taxes, and minority share owners’ interests.		$312.0	$159.0
Less:	Equity earnings	(13.9)	(13.0)
Add:	Total fixed charges deducted from earnings	166.5	180.7
	Proportional share of pre-tax earnings of 50% owned associates	1.6	4.4
	Dividends received from equity investees	7.2	34.1
	Earnings available for payment of fixed charges	$473.4	$365.2

Fixed charges (including the Company’s proportional share of 50% owned associates):

	Interest expense	$160.7	$171.0
	Portion of operating lease rental deemed to be interest	3.3	4.7
	Amortization of deferred financing costs and debt discount expense	2.5	5.0
	Total fixed charges deducted from earnings and fixed charges	$166.5	$180.7

Ratio of earnings to fixed charges		2.8	2.0